UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

          TPG Inc.

(Name of Issuer)

        Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

          872657101

(CUSIP Number)

Bradford Berenson

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

          (817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

          February 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872657101	SCHEDULE 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 263,952,639 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH:	10	SHARED DISPOSITIVE POWER 263,952,639 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,952,639 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) OO

*	The calculation assumes that there is a total of 356,420,023 shares of Class A Common Stock (as defined below) outstanding, which is the sum of (i) the 92,467,384 shares of Class A Common Stock outstanding as of February 29, 2024, as reported in the Prospectus Supplement filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on February 28, 2024, and (ii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units (as defined below) and the cancellation of a corresponding number of shares of Class B Common Stock (as defined below).

CUSIP No. 872657101	SCHEDULE 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 37,967
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 263,952,639 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 37,967
WITH:	10	SHARED DISPOSITIVE POWER 263,952,639 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,990,606 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The calculation assumes that there is a total of 356,420,023 shares of Class A Common Stock outstanding, which is the sum of (i) the 92,467,384 shares of Class A Common Stock outstanding as of February 29, 2024, as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 28, 2024, and (ii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,699,966
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 263,952,639 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,699,966
WITH:	10	SHARED DISPOSITIVE POWER 263,952,639 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,652,605 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.8% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The calculation assumes that there is a total of 356,420,023 shares of Class A Common Stock outstanding, which is the sum of (i) the 92,467,384 shares of Class A Common Stock outstanding as of February 29, 2024, as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 28, 2024, and (ii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 5 of 9

1	NAMES OF REPORTING PERSONS Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 392,098
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 263,952,639 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 392,098
WITH:	10	SHARED DISPOSITIVE POWER 263,952,639 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,344,737 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The calculation assumes that there is a total of 356,420,023 shares of Class A Common Stock outstanding, which is the sum of (i) the 92,467,384 shares of Class A Common Stock outstanding as of February 29, 2024, as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 28, 2024, and (ii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 6 of 9

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 2, 2023, as amended and supplemented by Amendment No. 1 filed on December 4, 2023 and Amendment No. 2 filed on February 28, 2024 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the shares of Class A Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company. TPG Group Holdings (SBS) Advisors, LLC is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which directly holds 210,947,654 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of the Issuer.”

This Amendment amends and restates the fourth and fifth paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

“Excluding the securities beneficially owned by TPG Group Holdings (SBS), L.P. and the API Entities, Mr. Bonderman beneficially owns directly or indirectly 37,967 shares of Class A Common Stock, Mr. Coulter beneficially owns directly or indirectly 2,699,966 shares of Class A Common Stock and Mr. Winkelried beneficially owns directly or indirectly 392,098 shares of Class A Common Stock.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following under the paragraph titled “Q1 2024 Registered Offering”:

“On February 29, 2024, the Q1 2024 Registered Offering closed.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on a total of 356,420,023 shares of Class A Common Stock outstanding, which is the sum of (i) the 92,467,384 shares of Class A Common Stock outstanding as of February 29, 2024, as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 28, 2024, and (ii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock. Pursuant to Rule 13d-3 under the Act, TPG GP A may be deemed to beneficially own 263,952,639 shares of Class A Common Stock, which constitutes approximately 74.1% of the outstanding shares of Class A Common Stock; Mr. Bonderman may be deemed to beneficially own 263,990,606 shares of Class A Common Stock, which constitutes approximately 74.1% of the outstanding shares of Class A Common Stock, and has pledged to a financial institution 24.99% of the “TPG Partner Units” he holds in his capacity as a TPG partner, which units are exchangeable under certain circumstances for Common Units and shares of Class B Common Stock held by TPG Group Holdings (SBS), L.P.; Mr. Coulter may be deemed to beneficially own 266,652,605 shares of Class A Common Stock, which constitutes approximately 74.8% of the outstanding shares of Class A Common Stock; and Mr. Winkelried may be deemed to beneficially own 264,344,737 shares of Class A Common Stock, which constitutes approximately 74.2% of the outstanding shares of Class A Common Stock.”

CUSIP No. 872657101	SCHEDULE 13D	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024

TPG GP A, LLC
By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman
By:	/s/ Gerald Neugebauer on behalf of David Bonderman
Name:	Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter
By:	/s/ Gerald Neugebauer on behalf of James G. Coulter
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)
Jon Winkelried
By:	/s/ Gerald Neugebauer on behalf of Jon Winkelried
Name:	Gerald Neugebauer on behalf of Jon Winkelried (3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(3) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).

CUSIP No. 872657101	SCHEDULE 13D	Page 8 of 9

Exhibit Index

1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).
2.	Transaction Agreement, dated May 14, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 15, 2023).
3.	Amendment No. 1 to Transaction Agreement, dated October 3, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
4.	Amendment No. 2 to Transaction Agreement, dated October 31, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
5.	Second Amended and Restated Limited Liability Company Agreement of TPG GP A, LLC, dated as of November 1, 2023, among TPG Inc. and the members of TPG GP A, LLC party thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 2, 2023).
6.	Amended and Restated Exchange Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
7.	Amended and Restated Investor Rights Agreement, dated as of November 1, 2023, among TPG Inc., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P., TPG Group Holdings (SBS), L.P., TPG New Holdings, LLC, TPG Partner Holdings, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
8.	Seventh Amended and Restated Limited Partnership Agreement of TPG Operating Group II, L.P., dated as of November 1, 2023, among TPG Holdings II-A, LLC and the limited partners of TPG Operating Group II, L.P.
9.	Amended and Restated Tax Receivable Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

CUSIP No. 872657101	SCHEDULE 13D	Page 9 of 9

10.	Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc. and Jon Winkelried (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K, filed on March 29, 2022).
11.	Underwriting Agreement, dated February 26, 2024 by and among TPG Inc., the underwriters listed in Schedule 1 thereto and the stockholders named in Schedule 2 thereto.
12.	Form of Lock-Up Letter, by and among each of the selling stockholders listed in Schedule 2 to the Underwriting Agreement and the underwriters listed in Schedule 1 thereto (incorporated by reference to Exhibit A to Exhibit 11 to this Schedule 13D).